Ensemble Capital Management, LLC June 11, 2019

CODE OF ETHICS

POLICIES1

ETHICAL AND REPORTING OBLIGATIONS OF FIRM PERSONNEL

All Firm personnel are required at all times to comply with applicable state and federal securities laws and regulations and with the provisions of the Firm’s written supervisory policies and procedures and code of ethics. Any employee with knowledge of or suspicion of any facts evidencing a violation of state or federal securities laws or of the Firm’s policies and procedures or code of ethics is required immediately to report such knowledge or suspicion to the Chief Compliance Officer, or as appropriate to another member of the Firm’s senior management.

ANTI-RETALIATION

The Firm will not retaliate or in any way discriminate against any employee that, whether at the initiative of the employee or in the ordinary course of the duties of the employee, has reported to or otherwise provided information to any governmental inquiry or judicial proceeding regarding any violation of state, federal or international law or objected to, or refused to participate in, any task that the employee reasonably believes to be in violation of any state, federal or international law.

PROSPECTIVE EMPLOYEE DUE DILIGENCE

The Chief Compliance Officer is responsible for reviewing the qualifications of all prospective professional-level staff members. A determination is made as to whether the applicant is, or has ever been subject to statutory disqualification under state or federal securities laws. In making the determinations to hire, he may rely on the information provided to the Firm by the applicant. If he determines that such information is inadequate, the Chief Compliance Officer will make an independent investigation of the applicant. Such investigation may include a background check by a consumer reporting agency, an examination of the character, business reputation, qualifications and experience of the applicant, and a verification of all information submitted for the registration of such person, if applicable.

INSIDER TRADING

No staff member may engage in insider trading, i.e. trade, either personally or on behalf of his or her household members or other third party, on the basis of material non-public information. No staff member may communicate material non-public information to others. This policy applies to all personnel and extends to activities both within and outside of their job duties.

In making its investment decisions, Ensemble Capital compiles research and investment analyses and relies on information received from outside research sources and from securities issuers. Information that staff should consider to be material includes, among other things, information about changes in dividend policies, earnings estimates, changes in previously released earnings estimates, manufacturing problems, executive turnover, significant merger or acquisition proposals, major litigation, liquidity problems, significant new products, services or contracts, or the cancellation of significant orders, products, services or contracts. Until made public, employees are precluded from trading on such information either for their personal accounts or on behalf of client accounts. Any determination of the material and/or non-public nature of a given piece of information is to be made by the Chief Compliance Officer in his sole discretion.

1 Limited exceptions to all policies may be made by the Chief Compliance Officer, as warranted.

All information relating to the Firm’s activities, including investment analyses, investment recommendations, and proposed and actual trades for the Firm or its clients, is proprietary to the Firm and must be kept confidential except to the extent disclosure of the information is necessary to accomplish the business of the Firm and only to the extent that disclosure does not violate applicable law. Where such information is material, it should be considered non-public and employees are precluded from trading on the information or communicating it to others without the approval of the Chief Compliance Officer.

CONFLICTS OF INTEREST AND OUTSIDE BUSINESS ACTIVITIES

Firm personnel are required to avoid any outside activities, interests or relationships that either directly or indirectly conflict with, or create the appearance of the existence of a conflict of interest with their ability to act in the best interests of the Firm and its clients. If a conflict of interest or the appearance of a conflict arises between the interests of the Firm or its clients and the interest of the staff member, the interests of the Firm and its clients will prevail. The determination as to the existence or appearance of a conflict is made by the Chief Compliance Officer in his sole discretion.

It is Firm policy that no staff member may accept employment or compensation from any other person as a result of any business activity, other than a passive investment, outside the scope of his or her relationship to the Firm, unless he or she has provided prompt written notice to the Firm and received authorization from the Chief Compliance Officer. Exempted from this requirement are private securities transactions for which the access person has provided written notice to the Firm, received authorization for and complied with all conditions set, if any.

The following are prohibited without the prior written consent of the Chief Compliance Officer:

  Rebating, either directly or indirectly, to any person or entity any part of the compensation received from the Firm as a staff member;
  Accepting, either directly or indirectly, from any person or entity, other than the Firm, compensation of any nature as a bonus, commission, fee gratuity or other consideration in connection with any transaction on behalf of the Firm or a client account;
  Beneficially owning any security or having, either directly or indirectly, any financial interest in any other organization engaged in any securities, financial or related business, except for beneficial ownership of not more that 4.9% of the outstanding securities of any business that is publicly owned; and
  Executing transactions in securities for which any staff member/household member sits on the board of directors or any other committee of a publicly traded company.

SERVICE AS A DIRECTOR

No employee or their household members may serve as a director of any publicly- or privately-held company without prior approval by the Chief Compliance Officer. Approval may only be granted on the determination that service by the employee/household member as a director would not be adverse to the interests of any Firm client. In the limited instances in which such service is authorized, employees/household members serving as directors will be isolated from other employees who are involved in making decisions as to the securities of that company through procedures determined by the Chief Compliance Officer to be appropriate.

CONFIDENTIALITY OF CLIENT AND PROPRIETARY INFORMATION

Any information regarding advice that the Firm furnishes to client accounts, the identity of securities and other investments owned or being considered for purchase by or for any client account, all methods and strategies that the Firm currently uses or develops in the future to decide how or when to purchase and sell securities and other investments, and other proprietary data or information about the Firm or its clients is strictly confidential and a trade secret and may not be revealed to third parties, except as required for Firm business, or as approved by the Chief Compliance Officer.

Employees also may not disclose the identity, affairs or investments, or other client information, of any current, potential or former client to anyone outside of the Firm, except as authorized by the client or required in servicing the client (such as disclosure to a brokerage firm at which client account assets are held) or for the business of the Firm (such as disclosure to the Firm’s auditors and lawyers or as required by law).

All information described above is the property of the Firm. Disclosing any such information to any third party, without the permission of the Chief Compliance Officer, will subject the employee to discipline or sanctions by the Firm at the Firm’s sole discretion, including fines, dismissal, suspension without pay, loss of employment compensation, loss of severance benefits, if any, demotion or other sanctions. This confidentiality obligation continues even after the termination of employment, and such information is considered trade secrets and may not be used by the employee after termination of employment.

REGULATORY INVESTIGATION, DISCIPLINARY ENFORCEMENT, LITIGATION

A staff member that is contacted by a regulatory authority, becomes the subject of a regulatory investigation, disciplinary enforcement action or litigation, is served with a subpoena, or becomes subject to any judgment, order or arrest, must immediately inform the Chief Compliance Officer.

ENTERTAINMENT, GIFTS AND POLITICAL CONTRIBUTIONS

The giving or receiving of gifts or other items of value to or from persons doing business or seeking to do business with the Firm could be considered as a form of bribery, raise conflicts of interest or otherwise call into question the independence of the Firm’s judgment as a fiduciary to its clients. Accordingly, it is the policy of the Firm to permit such conduct only in accordance with the limitations stated herein. All gifts and entertainment with a value in excess of $100 must be reported to the chief compliance officer. The Firm’s policies on gifts and entertainment are derived from industry practices. If there is any question about the appropriateness of any particular gift, employees should consult the Chief Compliance Officer. Under no circumstances may a gift to the Firm or any employee be received as any form of compensation for services provided by the Firm or employee. Specific policies regarding gifts, entertainment and political contributions are:

Accepting Gifts. On occasion, because of an employee’s position with the Firm, the employee may be offered, or may receive, gifts or other forms of non-cash compensation from clients, brokers, vendors, or other persons not affiliated with the Firm. Under no circumstances may a gift to the Firm or any employee be received as any form of compensation for services provided by the Firm or employee. Extraordinary or extravagant gifts are not permissible and must be declined or returned, absent approval by the Chief Compliance Officer. Single or multiple gifts (including logoed promotional items with more than a nominal value) whose reasonable aggregate value is no more than $350 annually from a single giver may be accepted. Gifts of logoed promotional items with a nominal value (e.g., pens, mugs, caps etc.) may be accepted.

Accepting Meals and Entertainment. Employees may accept customary business lunches, dinners, entertainment at which both the employee and the giver are present (e.g., sporting or cultural events). Extraordinary or extravagant entertainment events are not permissible and must be declined. All such meals and entertainment must be pre-approved by and/or reported to the Chief Compliance Officer.

Accepting Payments for Tuition or Fees to Conferences or Other Industry Events. [NOTE: No tuition or expenses for conferences or industry events should be accepted if to do so would violate the Firm’s soft dollar policies by falling outside the soft dollar “safe harbor”.] Employees may accept payments for tuition and expenses to conferences and other industry events as long as they are paid for by the sponsor of the event, they are held in an appropriate location, participation is not conditioned on meeting sales targets or other incentives and payments do not include expenses related to the employee’s spouse or other guests. All such payments for tuition for conferences and meetings must be pre-approved by and reported to the Chief Compliance Officer, or in the case of the Chief Compliance Officer’s participation, by the Managing Member.

Giving Gifts to Industry Professionals and Vendors. Gifts to any broker-dealer, other industry professional, vendor or other person may not be used to correct a trade error or to offset any amount otherwise due to the recipient. Employees may not give any gift(s) with an aggregate value in excess of $350 per year to any person associated with a securities or financial organization, including exchanges, broker-dealers or other investment management firms, or to members of the news media.

Giving Gifts to Clients and Prospective Clients. Gifts to a client may not be used to effect a rebate or refund of fees, to compensate a trade error or to offset any amount otherwise due to the client. Personnel may not give existing clients any gifts with an aggregate value in excess of $350 per year and may not give prospective clients gifts with an aggregate value in excess of $100 per year.

Providing Entertainment. Employees may provide reasonable (neither extraordinary nor extravagant) entertainment to clients or prospective clients provided that both the employee and the recipient are present and there is a business purpose for the entertainment.

Solicitation of Gifts. All solicitation of entertainment, gifts or gratuities from any client, broker-dealer, vendor or other person is unprofessional and is strictly prohibited.

Client Complaints. Employees may not make any payments or other account adjustments to clients in order to resolve any type of complaint. All such matters must be handled by the Chief Compliance Officer.

ERISA Considerations. The acceptance of any form of compensation (no limited to gifts, entertainment, soft dollar research or brokerage services, conference tuition, charitable contributions) may rise to the level of “third party compensation” under the ERISA fiduciary rule. All such forms of compensation must be reported to and approved by the Chief Compliance Officer. Further, ERISA prohibits the acceptance of fees, kickbacks, gifts, loans, money, and anything of value that are given with the intent of influencing decision-making with respect to any employee benefit plan. The acceptance or offering of gifts, entertainment or other items may be viewed as influencing decision-making and therefore unlawful under ERISA. In addition, many public employee benefit plans are subject to similar restrictions. Employees should never offer gifts, entertainment or other favors for the purpose of influencing ERISA client or prospective client decision-making. Similarly, employees should not accept gifts, entertainment or other favors offered by others who wish to do business with the Firm or its ERISA clients.

Political Contributions (No “Pay to Play”). Investment advisors who seek to influence the awarding of advisory contracts by public entities (e.g., for government sponsored pension plans) by making political contributions to public officials of such public entities have compromised their fiduciary duty. Therefore, the Firm and its employees are prohibited from directly or through a third party making political contributions (whether in the U.S. or to non-U.S. officials), in excess of $350 to any public official affiliated with a current or potential public entity client of the Firm for which the employee is eligible to vote and/or in excess of $150 if for a public official for which the employee is not eligible to vote. Political contributions include payments to political action committees, political parties, inauguration/transition committees and to foundations or other charitable organizations associated with the public official.

REVIEW OF EMPLOYEE COMMUNICATIONS

All written correspondence related to the Firm’s business, and in particular client correspondence is subject to review by the Chief Compliance Officer. The Firm is required to maintain records of all staff correspondence relating to clients, client accounts, client account transactions and proprietary account transactions. In addition, the Firm is required to monitor employee trading activities and compliance with the Firm’s conflict of interest and insider trading policies and procedures. Consequently, it is Firm policy to archive and randomly review all employee communications, including email and other forms of electronic communication for compliance purposes. Such review, if any, may look for:

  Undisclosed client complaints
  Insider trading or selective disclosure
  Distribution of marketing materials not conforming to the Advisers Act, the rules promulgated thereunder, or applicable no-action letters (e.g., Clover Capital)
  Promissory claims or guarantee performance language
  Suspicious emails from clients who may have had their email account hacked
  Undisclosed matters requiring disclosure on an advisor’s U4
  Breaches of non-public personal information or failure to follow privacy policies
  Failure to place the client’s best interests first or other fiduciary failings

The Firm has adopted an email archiving system for all email. Email is subject to review and storage by the Chief Compliance Officer regardless of its nature as personal or work related. Staff is advised that they should have no expectation of privacy regarding personal communications that are sent or received via email. Staff are admonished that unless the Firm has subscribed to an instant messaging archiving service, they are not permitted to communicate with clients or other third parties via instant messaging or other personal electronic messaging devices regarding any Firm business. All smart phones, PDA and other personal electronic messaging devices must be synchronized with the Firm’s email server to enable the retention of client and Firm correspondence. Staff is further admonished that they may not communicate with Firm clients regarding any Firm business via any personal, non-Firm email or instant messaging account.

PROCEDURES

PROSPECTIVE EMPLOYEE DUE DILIGENCE

REVIEW OF PRIOR INDUSTRY REGISTRATION FILINGS

If the prospective employee was previously a registered representative of a broker-dealer or a registered investment advisor representative, a pre-hire review of the applicant’s Forms U-4 /U-5 is conducted. Copies of candidate’s Forms U-4/U-5 should be requested by the Chief Compliance Officer along with obtaining written authorization from the candidate to review these records.

DUE DILIGENCE INVESTIGATION OF PRIOR EMPLOYMENT

It is the policy of the Firm to contact each applicant's employers (if possible and practical) for the prior two positions of employment. In the event complaints, investigations or actions were brought, the applicant may be given an opportunity to explain the reasons for and outcome of any such complaints, investigations and/or regulatory actions.

INSIDER TRADING

“MATERIAL” INFORMATION

Advance knowledge of the following types of information is generally regarded as “material”:

  Dividend or earnings announcements
  Write-downs or write-offs of assets
  Additions to reserves for bad debts or contingent liabilities
  Expansion or curtailment of company or major division operations
  Merger, joint venture announcements
  New product/service announcements
  Discovery or research developments
  Criminal, civil and government investigations and indictments
  Pending labor disputes
  Debt service or liquidity problems
  Bankruptcy or insolvency problems
  Tender offers, stock repurchase plans, etc.
  Recapitalizations

POTENTIAL SOURCES OF INSIDE INFORMATION

The following are potential sources of information that the portfolio managers, trade staff and the Chief Compliance Officer should monitor:

  Principals, employees, or their family and friends, that hold senior management positions with or sit on the board of directors or advisory board of a public company or a company intending to go public;
  Clients, or their family/friends, that hold management positions with or sit on the board of directors or advisory board of a public company or a company intending to go public; and
  Other financial industry professionals that are friends/relatives of Firm personnel or clients.

RESPONSE TO POTENTIAL INSIDE INFORMATION

If any Ensemble Capital staff member believes that he or she may have come into possession of material non-public information, or believes the Firm’s activities may have accessed or generated material non-public information, the following steps should be taken:

  Stop all trading in securities of the company that is the subject of the material non-public information, including trading on behalf of the Firm and its clients, and trading in the access person’s personal accounts. In addition, there should be no trades in securities of the company in question in the accounts of the staff member’s acquaintances or household members after the information is identified;
  Stop recommending any transaction in any of the securities of the company in question to anyone, including clients of the Firm, other employees of the Firm and the employee’s own associates, friends or relatives. This prohibition includes making any comment about the company that could in any way be interpreted as a recommendation;
  Do not discuss the material non-public information with anyone except as required by these policies and procedures and especially avoid referring to the information in public areas such as hallways, elevators, stairways, restaurants etc. where one may be overheard;
  Immediately inform the Chief Compliance Officer of all details of the situation, so that appropriate security procedures can be implemented Firm-wide; and
  Direct all requests of third parties for information to the Chief Compliance Officer, who may consult with the Firm’s legal counsel to determine how to proceed.

RESTRICTED ACCESS TO MATERIAL NON-PUBLIC INFORMATION

The Chief Compliance Officer will employ additional procedures while the Firm is in possession of material non-public information, including, but not limited to:

  Procedures for handling documents containing material non-public information, including prohibitions on removing them from the office, limiting copying and distribution within the office, keeping them off desk tops and conference tables when not in use, shredding them on disposal, and other measures to protect sensitive documents from accidentally being read by anyone without a lawful need to know the information;
  Restrictions on physical access to areas of the Firm where material non-public information may be discussed or stored, including locking file cabinets and doors and a system of visitor passes or other restrictions for non-employees on the premises;
  Computer access security measures, such as passwords on files or limited access to terminals through which material non-public information can be obtained; and/or
  Trading restrictions, including temporary Firm-wide moratoria on trading in the securities to which the material non-public information relates or management review of all Employee trades in certain securities.

TRADING

No trade may be executed if there is any possibility that the basis for the trade involves inside information. If a staff member believes the basis for the trade involves information that may be material and non-public, or has questions as to whether the information is material and non-public, the trade must be discussed with and approved by the Chief Compliance Officer prior to the trade. Staff should:

  Report the desired trade immediately to the Chief Compliance Officer;
  Not purchase or sell the securities until authorized by the Chief Compliance Officer; and
  Not communicate, other than to the Chief Compliance Officer, the potential inside information either to persons inside or outside the Firm.

The Chief Compliance Officer makes the determination as to whether the trade is permissible and will inform the employee whether and when the trade may be executed.

CONFLICTS OF INTEREST

ANNUAL REVIEW OF CONFLICTS OF INTEREST

The Firm and its access persons are fiduciaries to Firm clients. At least annually, as a part of the senior management risk assessment effort, the Firm’s principals review the Firm’s business practices to identify potential conflicts of interests between the interests of the Firm and the interests of its individual clients. All identified potential conflicts of interest are evaluated and to the greatest reasonable extent, eliminated or minimized. For unavoidable conflicts of interests, the Chief Compliance Officer will review the Firm’s investment advisory agreement, Form ADV Part 2, the Firm’s website and other marketing materials to ensure that all appropriate disclosures are made to clients and potential clients.

FULL DISCLOSURE OF POTENTIAL CONFLICTS OF INTEREST

The following are types of potential conflicts of interest should be addressed in the Firm’s investment advisory agreement and/or Form ADV Part 2, as appropriate:

  Firm proprietary and employee personal trading practices;
  Recommendation to clients of investments in which Firm or related person has interest;
  Recommendation of broker-dealers;
  Commissions and referral fees;
  Recommendation of third-party investment advisors or sub-advisors;

  Soft dollar arrangements;
  Third party marketing or referral arrangements;
  Provision of investment advisory services to other clients;
  Participation in profits or capital gains; and
  Proxy voting conflicts, as applicable.

RESOLUTION OF CONFLICTS THAT ARISE

If a conflict or the appearance of a conflict, between the interests of the Firm or its clients and the interest of staff arises, the staff member must immediately notify the Chief Compliance Officer who will take the matter under consideration, conduct any necessary investigation into the conflict or potential conflict and make a determination of what steps are to be taken. The interests of the Firm and its clients will prevail over the interests of the employee. The determination as to the existence or appearance of a conflict of interest is made by the Firm in its sole discretion.

The Chief Compliance Officer will maintain record of all conflicts and potential conflicts identified, including the ultimate resolution of the conflict and the basis therefore.

OUTSIDE BUSINESS ACTIVITIES

Outside business activities which must be reviewed and approved in advance include:

  Employment or contract services that are compensated by any other person or entity;
  Participation in any other business including part-time, evening or weekend service;
  Serving as an officer, director, partner, etc. in any for-profit entity;
  Ownership of any non-publicly traded company; or
  Paid public speaking or writing activities.

Prompt written notice of an outside activity by an affected employee is required that includes the following information:

  Name, address and telephone number of the outside employer or person or entity paying the compensation;
  A description of the nature of the outside business activity;
  An exact description of the services to be provided by the employee;
  The amount of compensation to be paid, if any; and
  The anticipated duration of the outside business activity.

ENTERTAINMENT, GIFTS AND POLITICAL CONTRIBUTIONS

ENTERTAINMENT AND GIFTS

The Chief Compliance Officer reviews all reports or other documentation regarding employee expense reimbursement to monitor compliance with this policy. The giving or receiving of any gifts or entertainment to or from any one person with value exceeding $100 must be reported to the Chief Compliance Officer, who maintains a log of such gifts and entertainment. If a staff member receives or is offered, or wishes to provide, any such gift or entertainment, the employee must seek the guidance of the Chief Compliance Officer to determine whether the employee will be permitted to accept or provide the gift or entertainment.

POLITICAL CONTRIBUTIONS

All political contributions to political officials of potential public entity clients of $150 or more made by any staff member must be reported to the Chief Compliance Officer prior to being made. Records of such political contributions will be maintained by the Chief Compliance Officer. The Chief Compliance Officer shall review all reports of political contributions upon receipt to determine potential conflicts of interest and compliance with this manual. Political contributions made by the Chief Compliance Officer are reviewed by the managing member.

MAINTAINING CONFIDENTIALITY OF PRIVATE/PROPRIETARY INFORMATION

To protect the confidentiality of the Firm’s confidential and proprietary information and the confidentiality of clients’ and potential clients’ records, staff should take the following additional security precautions:

  Documents containing confidential information may not be taken from the Firm’s offices without the prior consent of the Chief Compliance Officer, and any copies removed from the Firm’s offices must be promptly returned. Photocopies of confidential information may only be made as required, and all copies and originals of such documents must be disposed of in a way that keeps the information confidential.
  Physical access to any non-electronic confidential information must be limited by either locking or monitoring access to the offices and storage areas where such information is located.
  Visitors to the Firm’s office shall be monitored and/or accompanied by a staff member.

At times, the Firm may enter into one or more agreements with third parties, pursuant to which the Firm may provide access to confidential information to those third parties. If this occurs, the Firm will protect the privacy of confidential information and include in such agreements provisions protecting confidential information to the extent required by law.

STAFF COMMUNICATIONS

All staff communications with clients and third parties relating to Firm business are subject to review by the Chief Compliance Officer and subject to applicable recordkeeping requirements. The Firm is obligated to maintain records of its communications to its clients, including, but not limited to investment advice and recommendations, records reflecting the receipt, disbursement or delivery of client securities or assets, and records documenting the execution of any trade. The Firm thus must retain all communications with and related to clients and all trading activity.

REVIEW OF CORRESPONDENCE

The Chief Compliance Officer may monitor staff communications for, among other things:

  Inappropriate language
  Performance guarantees of any kind
  Insider trading
  Conflicts of interest
  Evidence of money laundering

Communications deemed inappropriate are brought to the attention of the employee who prepared or received it.

RECORD RETENTION

All outgoing correspondence subject to retention requirements is maintained by the Chief Compliance Officer for a period of at least 5 years from the end of the year in which it was created. All email correspondence subject to applicable regulatory recordkeeping requirements shall be maintained electronically by the Firm’s electronic mail system for a period of at least 5 years from the end of the year in which it was created. Email not falling within applicable recordkeeping requirements may be deleted by the Chief Compliance Officer only in accordance with a specified email deletion policy that is routinely followed by the Chief Compliance Officer.

SANCTIONS FOR VIOLATION OF FIRM POLICIES AND PROCEDURES

Any persons who violate any of the Firm’s employee personal trading, insider trading, conflicts of interest or other code of ethics policy or procedures are disciplined by the Firm and subject to any of the following sanctions, among others not listed:

  Cancellation of trades
  Disgorgement of profits
  Orders to sell positions, even at a loss
  Termination of employment
  Reporting to regulatory authorities to the extent required by law

ACCESS PERSON PERSONAL TRADING POLICIES

DESIGNATION OF ACCESS PERSONS

All officers of the Firm, all portfolio managers, all trade personnel, all research personnel (if any), all client services personnel and each of their household members are considered access persons of the Firm subject to these policies and procedures. Persons not employed by the Firm but conducting business for another entity on the premises, who have access to the Firm’s client files or trading records, are considered access persons of the Firm.

ACCESS PERSON TRADING

Access persons are subject to personal investment account trade reporting designed to ensure that no Firm client is disadvantaged in any respect by the personal investment transactions of an access person or his or her household member. The policy requires prior approval of all non-exempt personal trades, the Firm’s receipt of duplicate account statements for all personal investment accounts and specifically prohibits trading on the basis of inside information and trading ahead of client orders (front running).

PROCEDURES

INITIAL AND ANNUAL EMPLOYEE CERTIFICATIONS

Upon hire and annually thereafter, every access person must execute an Annual Employee Certification form that certifies that he or she has read and agrees to abide by the Firm’s employee trading policies and procedures and code of ethics.

PERSONAL INVESTMENT ACCOUNTS – TRADING

The Firm’s access persons and persons associated with them including household members should not benefit from any price movement that may be caused by client transactions or the Firm’s recommendations regarding such securities, nor should any client transaction suffer any price movement that results from any Firm or staff transaction. The Firm will use reasonable diligence to determine whether the executed transactions of its personnel through their personal investment accounts and/or accounts over which the staff member has discretionary authority, will adversely affect the interests of the Firm or its clients. The Firm imposes the following restrictions upon itself and persons associated with it in connection with the personal purchase or sale of securities recommended to clients:

UNLESS EXCEPTED, NO UNREPORTED TRADING ACCOUNTS OR TRANSACTIONS

Access persons and their household members are required to identify to the Firm all investment accounts in which the access person has any beneficial ownership interest and all securities transactions therein. Except as provided herein, there are no exceptions to this requirement and any violation of this policy will establish grounds for discipline or termination.

Access persons and their household members need not report or obtain pre-trade approvals for:

  Securities held in accounts over which the access person or household member has no trading discretion or indirect influence or control (including “blind trusts”)
  Purchases or sales pursuant to an automatic investment plan;
  Purchases or sales for which the Chief Compliance Officer determines that the potential for harm to clients is remote because the transactions would be very unlikely to affect market price or liquidity, or because they are not related economically to the securities to be purchased, sold or held by clients, and because they do not involve material non- public information; nor
  Acquisitions of securities through stock dividends, dividend reinvestments, splits, reverse splits, mergers, consolidations, spin-offs, and other corporate reorganizations or distributions generally applicable to all holders of the same class of securities.

  SECURITIES EXCEPTED FROM REPORTING AND TRADE PRE-APPROVAL REQUIREMENTS

  Direct obligations of the Government of the United States;
  Bankers' acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements;
  Shares issued by money market funds;
  Shares issued by open-end funds other than reportable funds; and
  Shares issued by unit investment trusts that are invested exclusively in one or more open- end funds, none of which are reportable funds.

ACCESS PERSON HOLDINGS IN ENSEMBLE FUND

Access person holdings and transactions in the Ensemble Fund must be reported to the Firm. If an access person holds fund shares directly with the Fund Administrator, the Firm will either arrange to have quarterly holdings statements provided to the Firm directly or require the access person to provide copies of holdings statements to the Firm. If an access person holds fund shares through their custodian, such shares and transactions must appear on the duplicate brokerage statements provided to the Firm.

Employees may trade in shares of the Ensemble Fund only upon pre-clearance by the Chief Compliance Officer or his designee.

ACCESS PERSON TRADES REQUIRING PRE-APPROVAL

Access personnel and their household members must obtain approval from the Chief Compliance Officer or his designee for all personal securities transactions that are not otherwise exempted or prohibited. The Chief Compliance Officer’s personal trades are approved by his designee. The personal trades of the Chief Compliance Officer’s designee are approved by The Chief Compliance Officer. Prior trade approval is documented and archived within CRM or email. The following transactions require prior approval:

  PUBLICLY TRADED AND PRIVATE SECURITIES TRANSACTIONS NOT OTHERWISE SPECIFICALLY EXEMPTED UNDER THESE PROCEDURES
  SHARES OF THE ENSEMBLE FUND (ENSBX).

• INITIAL PUBLIC OFFERINGS
No access persons may purchase any security, whether or not a “hot issue,” in an initial public offering or any “hot issue” in a follow-on offering without written approval of the Chief Compliance Officer.

• SHORT-TERM TRADING
The Firm believes that personal short-term trading may increase the risk of problems arising under these policies and procedures. While the Firm leaves the extent of trading to an individual's judgment, as is consistent with his or her objectives and past trading practices, access persons are on notice that short-term trading practices must be approved by the Chief Compliance Officer and will be periodically reviewed.

• PRIVATE PLACEMENTS
No access persons shall acquire securities in a private placement without the prior written approval of the Chief Compliance Officer.

PRE-APPROVAL PROCESS FOR ACCESS PERSON TRADES

Access person trade approvals are submitted as follows:

Access person sends request for trade approval to the Chief Compliance Officer or his designee;

The Chief Compliance Officer or his designee reviews access person trade request and determines whether the trade will be approved or denied as follows:

if the Firm has traded or anticipates trading the position that day then the access person trade request is denied;

  if the Firm has completed all known daily trading and has not traded in the position and If the proposed trade is not otherwise restricted by Firm policies, then the access person trade request is approved;

Access person may then execute trades upon receipt of approval.

  NO ACCESS PERSON TRADES IN SAME SECURITIES AS CLIENTS ON THE SAME DAY

  Access person personal trades in the same securities as those of client transactions will not be approved on the same trading day.

    EXCEPTION FOR CLIENT TRADES THAT ARISE AFTER THE ACCESS PERSON TRADE EXECUTION

  The Firm may execute a client trade in the same security as an access person on the same trading day if:

    The needs of the client (typically, a need to raise cash) were communicated to the Chief Compliance Officer or his designee after the execution of the access person trade;
    The client trade was not contemplated by the firm prior to the execution of the access person trade;
    The best interests of the client are served, even if the access person received better trade terms than the client.

  RESTRICTED SECURITIES AND “BLACKOUT PERIODS”

  From time to time, based upon client interests or potential conflicts of interest, either the Chief Compliance Officer, or his designee may restrict trading in certain securities by clients or the Firm’s access persons. The Chief Compliance Officer maintains a “Restricted Securities List” identifying all restricted securities. Restricted securities may include shares of publically traded companies upon whose Board a client or other person related to the Firm sits or other securities deemed restricted by the either the Chief Compliance Officer, or his designee. The Chief Compliance Officer or his designee determines the length of any restriction on trading.

  The Chief Compliance Officer or his designee also may establish “blackout periods” restricting access person trades in securities in which the Firm is making client trades or making recommendations to clients, in order to preclude employees from trading ahead of trades in client accounts. In such cases the Chief Compliance Officer or his designee advises the Firm access persons by email. A copy of the email is retained for historical purposes.

  REVIEW OF EMPLOYEE PERSONAL TRADES AND HOLDINGS

  The Chief Compliance Officer reviews all access persons’ personal securities transactions to safeguard against ethical violations (such as violations of Firm policies and procedures, conflicts of interest and insider trading) by reviewing each access person’s monthly brokerage account statements.

  INITIAL REPORTING OF SECURITIES HOLDINGS

  Upon hire, and annually thereafter, every access person who engages in personal securities trading must identify on an Initial and Annual Securities Holdings Report, each of their personal investment accounts. New staff members that are designated as access persons are required to identify all subject holdings and accounts within 10 days of hire and the information provided must be current as of 45 days of hire. Access persons may provide copies of all relevant and timely custodial brokerage account statements but only to the extent that all securities owned are accounted for on the statements. If private securities or pooled investment interests are held and not reflected on the statements, these must be listed on the holdings report form.

  ONGOING REPORTING RESPONSIBILITIES - QUARTERLY TRANSACTIONS REPORTING

  For any personal securities transactions not otherwise reflected on duplicate brokerage statements already provided to the Chief Compliance Officer, access personnel are required to report such transactions on a Quarterly Transactions Report (included in these procedures.) Within thirty (30) days of each quarter’s end, all access personnel, including their household members, must submit to the Chief Compliance Officer a quarterly transactions report showing all otherwise unreported personal securities transactions made during the quarter. This policy covers accounts held in the name of another person or entity, but over which the access person has discretionary authority.

  For each transaction, the quarterly transaction report must include:

    Title and amount of the security traded;
    Date of the transaction;
    Nature of the transaction (purchase or sale);
    Price at which the trade was effected; and
    Name of the broker-dealer or bank that executed the transaction.
    ADDITIONAL REPORTING

  With respect to personal investment accounts, at least annually, each reporting access person must:

    Complete an Initial and Annual Employee Securities Holdings Report and include any new investment accounts acquired; information must be current within 45 days of the reporting.
    This requirement may be met by the duplicate submission of year-end securities brokerage statements to the extent such statements identify all securities holdings. To the extent an employee owns securities that are not reflected on a custodial brokerage statement, the Initial and Annual Securities Holdings Report must be filled out and submitted;

    Notify the Chief Compliance Officer immediately if he or she opens a new investment account; and
    If not filing quarterly transactions reports, direct the custodial broker-dealer or other financial institution to send duplicate trade confirmations and account statements related to each new account to the Firm to the attention of the Chief Compliance Officer.

  REVIEW OF ACCESS PERSON TRADING

  At least quarterly, the Chief Compliance Officer will verify each access employee’s compliance with the Firms trading restrictions, pre-trade approval requirements, aggregation and timing requirements and code of ethics. All such reviews are documented. Reviews will compare all employee and household member brokerage statements to:

    Requests for trade approvals submitted by the employee;
    The Firm’s trade blotter of client (and employee trades);
    Aggregated trade documentation;
    Restricted securities lists or emails, if any; and
    Any inside information investigations opened during the period.

  The Chief Compliance Officer’s designee reviews the brokerage account statements of the Chief Compliance Officer and his household members.

  VIOLATIONS OF ACCESS PERSON TRADING POLICIES AND PROCEDURES

  The Firm may utilize any other appropriate or required penalties. Sanctions will be imposed for failure to follow these policies and procedures including but not limited to:

    Canceling of the offending trade(s);
    Disgorgement when an employee inadvertently receives an execution which is better than that of a client;
    Disgorgement is required when an employee trade constitutes a violation of the Firm’s Code of Ethics.
    Termination of employment;
    Reporting the failure to regulatory authorities.